

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2019

R. Michael Jones
President, Chief Executive Officer and Director
Platinum Group Metals Ltd.
Suite 838 – 1100 Melville Street
Vancouver, British Columbia, Canada

>   **Re: Platinum Group Metals Ltd.**
>   **Registration Statement on Form F-3**
>   **Filed June 5, 2019**
>   **File No. 333-231964**

Dear Mr. Jones :

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining

cc:　　Randal Jones